SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                            LANDMARK FINANCIAL CORP.
                            (Name of Subject Company)

                              TRUSTCO BANK CORP NY
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                    514914100
                      (CUSIP Number of Class of Securities)

                                ROBERT T. CUSHING
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              TRUSTCO BANK CORP NY
                                320 STATE STREET
                           SCHENECTADY, NEW YORK 12305
                                 (518) 377-3311
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                   Copies to:

                             John K. Pruellage, Esq.
                          Lewis, Rice & Fingersh, L.C.
                         500 North Broadway, Suite 2000
                            St. Louis, Missouri 63102
                                 (314) 444-7600




|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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This Amendment No. 1 amends and supplements the Schedule 14D-9 that TrustCo Bank
Corp NY, a New York corporation ("TrustCo"), filed with the Securities and Exchange Commission (the "SEC") on May 16, 2000 in relation to the tender offer made by Investors & Lenders,t LLC, a New York limited liability company ("Investors & Lenders"), to purchase a minimum of 100,000 shares of common stock of Landmark Financial Corp., a Delaware corporation, as disclosed in the Schedule TO filed by Investors & Lenders with the SEC on May 10, 2000.

Item 4.  The Solicitation or Recommendation.

Item 4 is hereby supplemented and amended by adding the following:

     On May 23, 2000, TrustCo issued the press release that is included herewith as Exhibit (a)(2) and is incorporated herein by reference.

Item 9.  Exhibits.

The following exhibit is filed as an exhibit hereto:

         (a)(2)   Press Release, dated May 23, 2000.



                                                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 TRUSTCO BANK CORP NY


                                 By:  /s/ Robert T. Cushing
                                      Robert T. Cushing
                                      Vice President and Chief Financial Officer

                                      Date:  May 23, 2000

                                  EXHIBIT INDEX

(a)(2)  Press Release, dated May 23, 2000

TRUSTCO
Bank Corp NY                                                   News Release
_______________________________________________________________________________
192 Erie Boulevard, Schenectady, New York, 12305
(518) 377-3311   Fax: (518) 381-3668

Subsidiary:  Trustco Bank                                      NASDAQ -- TRST

Contact:            William F. Terry
                    Secretary
                    518-381-3611

FOR IMMEDIATE RELEASE:

              TRUSTCO WELCOMES LANDMARK OPPOSITION TO TENDER OFFER

Schenectady, New York, May 23, 2000 - TrustCo Bank Corp NY announced today that it welcomes the unanimous decision of the board of directors of Landmark Financial Corp. rejecting the tender offer by Private Mortgage Investment Services, Inc. and its subsidiary, Investors & Lenders, LLC.

CEO and President Robert A. McCormick stated, "The PMIS tender offer has too many major uncertainties. Unlike our agreement for all of the Landmark stock, PMIS is only willing to buy 65% of Landmark's stock, and the fate of the remaining 35% is unknown. The PMIS offer is heavily contingent on financing and regulatory approval. PMIS has had trouble raising funds in the past and has not even filed for, much less obtained, the required Office of Thrift Supervision approval." Mr. McCormick further stated that TrustCo remains firmly committed to its merger agreement with Landmark, and that he looks forward to completing the transaction with Landmark as soon as possible.

TrustCo is a $2.4 billion bank holding company, and through its subsidiary bank, Trustco Bank, National Association, operates 53 bank offices in Albany, Columbia, Greene, Rensselaer, Saratoga, Schenectady, Schoharie, Warren, and Washington counties. In addition, the bank operates a full-service Trust Department with $1.36 billion of assets under management. The common shares of TrustCo are traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol TRST.

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